May 22, 2008

Mail Stop 4561

<u>**Via U.S. Mail and Fax (213) 633-4760**</u>
Ms. Diana M. Laing
Chief Financial Officer
Thomas Properties Group, Inc.
515 South Flower Street, Sixth Floor
Los Angeles, CA 90071

> RE: **Thomas Properties Group, Inc.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed March 18, 2008**
> **File No. 0-50854**

Dear Ms. Laing:

We have reviewed your response letter dated May 16, 2008 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3. Summary of Significant Accounting Policies

Unconsolidated Real Estate Entities, page 67

1. We have read and reviewed your response to comment 2. Our comment deals strictly with the ownership of the Murano entity which appears to be the land located at 2101 Market Street in Philadelphia. It appears that a limited partnership named TPG-Land Investment Company, L.P. (the "Partnership") was formed in October 2004 to own and develop the land. It also appears from your response that the Murano entity was consolidated at that point. You referenced an LLC named TPG/P&A 2101 Market, LLC ("GP Entity") that was formed to be admitted as a general partner to an as yet to be formed limited partnership. It appears from your response that the GP Entity never owned the Murano entity so

it is unclear the relevance of this entity. Please clarify. If the GP Entity never owned the Murano entity or property then it is unclear why Murano was ever accounted for under the equity method. It appears that the property should have been consolidated continuously since October 2004.

2. Your response to prior comment 2 states that the Partnership was formed in October 2004 and that the GP Entity was formed in September 2005. Please reconcile these dates with your disclosure on page 32 of Form 10-K, which indicates formation in March 2005.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief